Exhibit 99.5

Huazhu Group Limited

(Incorporated in the Cayman Islands with limited liability)

STRICTLY PRIVATE & CONFIDENTIAL

Date: September 8, 2020

BY HAND & BY EMAIL

The Listing Division

The Stock Exchange of Hong Kong Limited

12th Floor, Two Exchange Square

8 Connaught Place, Central

Hong Kong

Dear Sirs,

Company	:	Huazhu Group Limited (the “Company”)
Case Number	:	20200727-I20114-0001
Transaction Type	:	New Listing - Secondary Listing on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”)
Subject	:	Undertaking in respect of amendments to the Company’s Articles

We refer to the prospectus of the Company (the “Prospectus”) to be issued in connection with the global offering and the secondary listing (the “Listing”) of Shares of the Company on the Hong Kong Stock Exchange. Terms used herein shall have the same meanings as the terms defined in the Prospectus unless the context otherwise requires.

In order to comply with certain requirements under Chapter 19C of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”), and among other matters, we hereby undertake to the Hong Kong Stock Exchange to:

1.                                      provide at least 14 clear days’ written notice for any general meeting after the Listing pursuant to Rule 19C.07(5) of the Hong Kong Listing Rules; and

2.                                      put forth resolutions in relation to the amendment of certain provisions of the Articles to our Shareholders at each of the Company’s annual general meeting after the consummation of the Listing, including:

(a)                                 extending the notice period of the general meetings of the Company from 5 clear days to 14 clear days;

(b)                                 entitling one or more Shareholders holding 10% or more of the voting rights in the share capital of the Company a right to requisition a general meeting and propose resolutions to the agenda of such meeting;

(c)                                  including a general restriction where any Shareholder is, under the rules governing the listing of securities in the jurisdiction(s) in which the shares in the Company (or depositary receipts therefor) are listed, required to abstain from voting on any particular resolution or restricted to voting for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such restriction shall not be counted; and

(d)                                 if so required by the Hong Kong Stock Exchange, lowering the quorum for a general meeting of the Company from one-third in nominal value of the total issued voting shares in the Company to 10% in nominal value of the total issued voting shares in the Company.

[Signature page to follow]

Yours faithfully,

For and on behalf of
Huazhu Group Limited

/s/ Jin Hui
Name: Jin Hui
Title: Authorised Signatory